UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at April 20, 2009

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia St.
Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: April 27, 2009

Print the name and title of the signing officer under his signature.

1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD CONTINUES TO ENCOUNTER
BONANZA GOLD GRADES AT HOLLISTER PROPERTY

April 20, 2009, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin Gold" or the "Company"), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces further high-grade exploration drilling results at its Hollister property in Nevada for the quarter ending March 31, 2009. An exceptional result was achieved with underground borehole HDB-274 which intersected 50.11 oz per short ton ("opt") over 0.7 ft (1,718 g/t Au over 0.23 m) on the western strike extension of the Central Clementine vein. This is 1 of 25 vein intersections during the quarter in excess of 1 opt Au (34.28 g/t Au).

During the quarter, underground evaluation and exploration drilling for other mineralised structures totaled 13,503 ft (4,092 m). Surface drilling totaled 1,449 ft (439 m). The programs continue to encounter high-grade intersections on the Clementine and Gwenivere vein systems (see below), disseminated mineralisation in the overlying Tertiary volcanics, as well as further encouraging intersections from the Hatter Graben Veins to the east of the Hollister development. Geological modeling and mineral resource estimation of these mineral systems is currently underway.

The underground drilling is providing more information about the strike (3,000 ft/ 980 m) and vertical (1,300 ft/ 396 m) continuity of the vein systems. The Hollister mineral system currently comprises 24 discrete east-west striking subvertical veins, which constitute the Clementine and Gwenivere groups. The system is still open along strike, at depth, and in areas up to and above the Ordovician/Tertiary Unconformity. Twenty-six (26) underground boreholes were completed, of which fifteen (15) were for exploration, seven (7) targeted the Gwenivere system and four (4) tested the Clementine system.

Recent results from underground exploration, underground delineation and surface drilling are summarised below. A complete tabulation of the Hollister drilling results is available on the Great Basin Gold website www.grtbasin.com.

Underground Programs

Underground exploration drilling results include:

Vein System	Drill Hole ID	Downhole		Significant Intersections
		Vein Intersection (ft)		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results
		From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
Exploration	HDB-255	91.4	92.0	0.6	0.6	1.490	51.09	0.6	21
Exploration	HDB-259	No Significant Intercepts
Exploration	HDB-265	552.8	554.3	1.5	1.5	0.290	9.94	0.7	24
		1770.4	1774.0	3.6	3.6	0.560	19.20	0.2	7
Exploration	HDB-266	No Significant Intercepts
Exploration	HDB-271	440.7	441.4	0.7	0.7	0.338	11.59	1.6	55
		846.1	846.8	0.7	0.7	0.361	12.38	1.8	62
Exploration	HDB-274	8.8	9.9	1.1	1.1	0.139	4.77	0.7	24
		133.9	134.5	0.6	0.6	0.308	10.56	0.3	10
		223.8	224.4	0.6	0.6	0.348	11.93	0.6	21
		238.1	238.8	0.7	0.7	50.110	1718.06	135.1	4632
		249.0	250.1	1.1	1.1	4.120	141.26	14.8	507
Blanket	HSD-57	18.4	19.3	0.9	0.7	4.070	139.54	5.1	175
		199.0	219.0	20.0	16.4	0.114	3.91	<0.1	<5
Blanket	HSD-58	11.8	12.8	1.0	0.7	1.085	37.20	1.9	65
		194.5	199.0	4.5	3.2	0.109	3.74	0.2	7
		224.0	229.0	5.0	3.5	0.101	3.46	0.2	7
		284.0	289.0	5.0	3.5	0.333	11.42	0.4	14
		294.0	304.0	10.0	7.0	0.193	6.62	0.4	14
		339.0	350.0	11.0	7.8	0.134	4.59	0.3	10
Blanket	HSD-59	27.2	27.7	0.5	0.3	0.642	22.01	2.8	96
		348.0	353.0	5.0	2.5	0.017	0.58	13.8	473
		388.0	390.0	2.0	1.0	0.053	1.82	24.5	840
Blanket	HSD-60	13.4	14.4	1.0	0.8	0.557	19.10	2.0	69
		193.8	218.2	24.4	18.7	0.113	3.87	<0.1	<5
Blanket	HSD-61	9.0	10.6	1.6	0.8	0.330	11.31	1.2	41
		28.5	29.0	0.5	0.3	0.430	14.74	2.9	99

There are a number of highlights from the underground exploration drilling, including:

•        HDB-265 was drilled at a shallow angle eastwards from the main lateral development and towards the Hatter Graben prospect. The borehole intersected a zone of tectonic brecciation and shearing that separates Ordovician metasedimentary rocks and downthrown Tertiary volcanic rocks at 1,504-1,534 ft (456-465 m). Follow-up drilling is targeting below the Tertiary/Ordovician unconformity for epithermal veining. Two zones of mineralisation have been intersected at 553 and 1,772 ft, grading 0.29 opt over 1.5 ft (9.9 g/t over 0.5 m) and 0.56 opt over 3.6 ft (19.2 g/t over 1.1 m), respectively. These intersections require follow-up but are significant, indicating the existence of epithermal veining between the current eastern extent of the Clementine/Gwenivere vein system (as defined by drilling) and the Hatter Graben target;

•       HDB-274 intersected spectacularly high grade gold mineralisation (4.1 opt Au/ 141 g/t Au over 1.1 ft; 50.1 opt Au/ 1,718 g/t Au over 0.7 ft) associated with the Central and East Clementine vein system, notably towards the west of the exploration infrastructure. Underground structural mapping in the area is indicating the development of a new discrete high grade shoot containing the bonanza grades; and

•       HSD 57-61 targeted "Blanket Zone" mineralisation hosted in the overlying Tertiary volcanics and proximal to the Tertiary/Ordovician unconformity, and encountered a number of broad intersections (7 ft/2 m to 18.7 ft/6 m) grading between 0.1 and 0.4 opt Au (3 and 14 g/t Au). A number of high grade zones associated with epithermal vein clay-rich zones in the Vanini Formation (Ordovician) host rocks were also intersected in these boreholes. The Blanket Zone intersections are of significance, as there is growing evidence for the existence of a number of discrete broader zones of disseminated gold mineralisation hosted in proximity to the overlying Tertiary volcanic/Ordovician unconformity and penetrative subvertical structures probably controlling vein mineralisation below in the Ordovician Vanini host meta-sedimentary rocks. Previous open pit mining and heap leaching of similar style mineralisation at Hollister was conducted by the Touchstone - Galactic JV (1990-1992). This operation extracted 116,000 oz Au at 0.046 opt Au (1.57 g/t Au) from within a historical resource of 2.8 million oz Au grading 0.035 opt Au (1.20 g/t Au). Great Basin Gold intends to remodel the area of previous mining with a view to developing a predictive structural and alteration model to detect Blanket style mineralisation.

Underground delineation drilling has continued on the Clementine-Gwenivere vein systems. Results are summarised below:

Vein System	Drill Hole ID	Downhole		Significant Intersections
		Vein Intersection (ft)		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results
		From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
Clementine	HDB-272	No Significant Intercepts
Clementine	HDB-273	No Significant Intercepts
Clementine	HDB-279	149.8	150.9	1.1	0.9	0.203	6.96	0.2	7
		172.6	173.1	0.5	0.4	0.109	3.74	0.2	7
		212.0	212.6	0.6	0.5	0.216	7.41	0.3	10
		374.2	375.0	0.8	0.7	0.110	3.77	<0.1	<5
Clementine	HDB-280	216.5	217.5	1.0	0.6	0.113	3.87	<0.1	<5
		218.8	219.7	0.9	0.6	0.133	4.56	<0.1	<5
Gwenivere	HSD-46	12.0	13.4	1.4	1.0	1.390	47.66	0.8	27
		78.0	78.6	0.6	0.5	2.610	89.49	4.6	158
		83.6	84.1	0.5	0.4	1.855	63.60	3.1	106
		165.9	166.6	0.7	0.5	0.313	10.73	3.6	123
		205.9	207.1	1.2	0.9	0.518	17.76	0.6	21
		235.0	238.5	3.5	2.7	0.959	32.88	2.1	72
		273.3	275.8	2.5	1.8	0.421	14.43	1.5	51
		302.7	304.2	1.5	1.1	5.610	192.34	12.0	411
Gwenivere	HSD-48	82.3	83.3	1.0	0.7	3.900	133.71	6.3	216
		239.0	242.0	3.0	2.1	1.550	53.14	4.0	136
		252.9	254.0	1.1	0.8	0.657	22.53	0.5	17
		272.8	274.0	1.2	0.8	0.455	15.60	<0.1	<5
Gwenivere	HSD-49	11.8	12.6	0.8	0.7	2.010	68.91	1.3	45
		66.1	71.5	5.4	4.7	0.164	5.62	0.2	6
		139.5	140.3	0.8	0.7	0.106	3.63	<5	<0.1
		147.0	150.8	3.8	3.3	0.651	22.32	2.4	81
		206.0	208.1	2.1	1.8	0.324	11.11	0.5	17
		237.6	238.4	0.8	0.7	0.411	14.09	15.8	542
		267.5	268.8	1.3	1.1	1.740	59.66	5.0	171
		274.3	275.1	0.8	0.7	0.155	5.31	14.4	494
		365.2	366.0	0.8	0.7	1.915	65.66	1.0	34
Gwenivere	HSD-50	7.0	12.8	5.8	5.5	1.455	49.89	0.6	19
		57.2	57.7	0.5	0.5	1.145	39.26	1.8	62
		76.5	77.0	0.5	0.5	0.453	15.53	0.3	10
		167.0	171.8	4.8	4.6	0.286	9.81	0.1	3
		342.0	343.0	1.0	0.9	1.720	58.97	2.3	79
		348.5	349.5	1.0	0.9	0.155	5.31	8.0	274
Gwenivere	HDB-276	113.0	116.0	3.0	1.7	1.310	44.90	10.7	366
		122.0	127.0	5.0	3.5	1.470	44.60	7.4	255
		251.0	253.0	2.0	1.4	0.360	12.35	1.3	44
Gwenivere	HSD-47	15.2	17.0	1.8	1.3	1.035	35.50	3.6	124
		85.0	85.6	0.6	0.4	2.140	73.30	13.1	449
		400.0	410.0	10.0	7.0	0.245	8.40	<0.1	<5
		475.0	480.0	5.0	3.5	0.101	3.46	0.5	16
Gwenivere	HSD-51	14.8	15.6	0.8	0.7	0.155	5.31	0.5	17
		72.4	73.1	0.7	0.6	1.135	38.91	0.9	31
		135.4	136.2	0.8	0.7	0.389	13.34	0.8	27
		150.3	150.9	0.6	0.5	3.300	113.14	19.5	669
		194.0	207.2	13.2	11.4	0.251	8.61	0.9	29

Mineralisation in the Gwenivere Veins continues to give intersections with robust grades; seven boreholes averaged 0.563 opt Au over 1.9 ft (19.3 g/t Au over 0.6 m).

Significant advances have been made during the quarter with revised geological modeling and detailed underground mapping. These observations are providing more insight and predictability into the controls of the Clementine-Gwenivere vein systems, and certain aspects are being incorporated into the mineral resource review which is nearing completion.

Surface Programs

The surface drilling program is focusing on the Hatter Graben target, located about 5,000 ft (1,667 m) east of the Clementine-Gwenivere vein cluster. The geology of the area is highlighted by a number of North/Northwest-South/Southeast and E-W structures, as well as Eocene to Tertiary aged intermediate to felsic intrusive rocks. However a number of narrow and discrete vein intersections support an East-West trending vein swarm not unlike the Clementine-Gwenivere system. The Hatter Graben target area now has a strike extent of approximately 3,000 ft (1,400 m) and a width of up to 1,320 ft (400 m), which is of similar extent to the Hollister vein system. During the quarter, Hole HDB-285 was completed, and the drill rig has now been moved to complete certain geotechnical investigations.

Summary of surface results received during Q1 2009 are shown below:

Vein System	Drill Hole ID	Downhole		Significant Intersections
		Vein Intersection (ft)		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results
		From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
Hatter	H8-283	2054.6	2055.5	0.9	0.6	0.964	33.05	29.0	994
		2131.8	2133.3	1.5	1.1	1.776	60.89	8.2	281
		2134.8	2139.0	4.2	2.9	0.352	12.07	9.4	322
Hatter	H8-284	2286.7	2288.2	1.5	1.1	0.032	1.10		0
		2296.2	2300.0	3.8	2.7	0.025	0.86		0
		2302.8	2304.3	1.5	1.1	0.066	2.26		0
		2559.0	2562.3	3.3	2.3	0.023	0.79		0
Hatter	H8-285	1791.3	1803.8	12.5	8.8	0.467	16.01	13.1	451
		2109.5	2115.8	6.3	4.4	Assays pending
		2184.4	2185.3	0.9	0.6	Assays pending
		2317.3	2318.8	1.5	1.1	Assays pending

The most significant intersections were gained from H8-285, which was completed in February to a depth of 2,937 ft (895.2 m). H8-285 encountered the most robust and wide mineralised intersection to date in the Hatter Graben Vein system, a 12.5 ft (3.8 m) vein drill intercept. Noteworthy is that this wide vein intercept is hosted in an intrusive felsic porphyry rock unit, normally an unfavorable host rock in the graben area. The mineralized zones are marked by banded quartz veins with naumannite (selenium sulphide), bladed quartz with visible gold and naumannite, and brecciation zones with sulphidation and silicification. A follow up drill program targeting this area has been designed.

The Hollister Development Project still has significant exploration potential on the surrounding claim areas. A total of sixteen (16) targets have been identified for future exploration.

TARGET CLASSIFICATION	No	TARGET
Reserve delineation	1	Hollister Development Block
Resource delineation	2	Gwenivere East Clementine
Advanced follow-up targets	5	Hatter Graben East Clementine Fault South Velvet Blanket zone Big Gwen
Follow-up targets	4	Butte Fault Heap Leach Western Sinters North Hatter
Identified targets	2	Bounding structures
Regional targets	2	Other Hollister permits
TOTAL	16

All the project geospatial data from historic and current exploration is in the process of being collated, reviewed and structural targets reassessed and priority ranked. The development of a structural model for the area is seen as an important component to predicting both Tertiary and Ordovician hosted mineralisation.

Ferdi Dippenaar, President and CEO, commented: "Good progress continues to be made with the planned exploration programs of the Hollister Development Block and the Hatter Graben discovery area.

"Our underground exploration drilling continues to prove strike and depth extensions to the Hollister system. The drilling eastwards towards the Hatter system is also indicating new intermediary zones of mineralisation between the Hollister and Hatter systems. The Hatter system will be subject to follow-up drilling, specifically designed to ascertain the lateral and depth continuity of the vein system. The geological team is also making good progress unraveling structural controls to the mineralisation in general, and future drilling will continue to test the predictive model being developed.

"On the mine development side, we are continuing to test and optimize the applicability of thermal fragmentation technology as a cost effective solution to minimizing dilution during extraction of high grade narrow veins less than 3 ft in width."

Phil Bentley, Pr.Sci.Nat. (SACNAS) Vice President for Geology and Exploration for the Company and a qualified person, has reviewed this news release on behalf of Great Basin Gold.

Ferdi Dippenaar
President and CEO

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0) 11 301 1800
Michael Curlook in North America 1 888 633 9332
Barbara Cano at Breakstone Group in the USA (646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.